UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001- 33930

IPC HEALTHCARE, INC.

(Exact name of registrant as specified in its charter)

Delaware	95-4562058
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

4605 Lankershim Boulevard, Suite 617

North Hollywood, California 91602

(888) 447-2362

(Address, including zip code and telephone number, including area code of registrant’s principal executive offices)

David Jones

Vice President and Treasurer

IPC Healthcare, Inc.

4605 Lankershim Boulevard, Suite 617

North Hollywood, California 91602

(888) 447-2362

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Common Stock, $0.001 par value per share

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One (1)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, IPC Healthcare, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 2, 2015

IPC HEALTHCARE, INC.
By:	/s/ David Jones
Name: David Jones
Title: Vice President and Treasurer